FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2009

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective		Names of exchanges on which registered
Global A$ Bonds	A$	4,487,553,000	None (1)
Medium-Term Notes	US$	350,000,000	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Stephen Rochester Chief Executive Queensland Treasury Corporation Mineral and Energy Centre, 61 Mary Street Brisbane, Queensland 4000 Australia	Gerard Bradley Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(iv) an announcement entitled “QTC announces mid year review of its 2009-10 Indicative Borrowing Program”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 14th day of December, 2009.

QUEENSLAND TREASURY CORPORATION

By:	/S/ STEPHEN ROCHESTER
Name:	Stephen Rochester
Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 14th day of December, 2009.

GOVERNMENT OF QUEENSLAND

By:	/S/ THE HONOURABLE ANNA BLIGH MP
Name:	The Honourable Anna Bligh MP
Title:	Premier & Minister for the Arts Acting Treasurer

INDEX TO EXHIBITS

Exhibit (c)(iv) -	Announcement Entitled “QTC announces mid year review of its 2009-10 Indicative Borrowing Program”.